As filed with the Securities and Exchange Commission on October 13, 2017

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 7

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISORS DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR


     Controlling Persons

          30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate "none.")


               NAME                    BRIEF DESCRIPTION OF BASIS OF CONTROL
               -------------------     ---------------------------------------

               S&LC Family LLC         Owns between 25% and 50% of the common
                                       shares of AAM Holdings, Inc. which owns
                                       100% of the securities of the depositor


               S&LC Living Trust       Owns over 50% of the interests and is
                                       the manager of S&LC Family LLC


               Scott I Colyer and      Owns over 25% of the interests in
               Lisa A Colyer           S&LC Family LLC
               Irrevocable Trust


               Scott I. Colyer and     Trustees of S&LC Living Trust,
               Lisa A. Colyer          owners of common shares of
                                       AAM Holdings, Inc. and owners of
                                       between 50% and 75% of the preferred
                                       shares of AAM Holdings, Inc.


               South Dakota Trust      Trustee of Scott I. Colyer and
               Company, LLC            Lisa A. Colyer Irrevocable Trust

                                    EXHIBITS

The following exhibit is filed herewith:

Exhibit E.  List of officers and directors of the Depositor.

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 7 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 13th day of October, 2017.


                                ADVISORS DISCIPLINED TRUST


                                By:  ADVISORS ASSET MANAGEMENT, INC.
                                      DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President